May 27, 2021

U.S. Securities & Exchange Commission

Division of Corporate Finance

100 F. Street NE

Washington, D.C. 20549

Attn: David Gessert and Laura Crotty

Re: Focus Universal Inc. Amendment No. 3 of Registration Statement on Form S-1, Filed February 12, 2021, File No. 333-253049

Dear David Gessert and Laura Crotty:

We are outside counsel to Focus Universal Inc., a Nevada corporation (the “Company”), and are addressing and delivering this letter to you on the Company’s behalf. The Company has revised the Registration Statement filed on Form S-1 (File No. 333-253049) (the “Registration Statement”) to address each of the staff’s comments (in bold) to the Registration Statement and the Company’s responses thereto. In relation thereto, the Company is filing with you concurrently with this letter, Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which contains the revisions made to the Registration Statement pursuant to the Staff’s comments.

Amendment No. 2 to Registration Statement on Form S-1

Cover Page

1.	We note your revisions in response to prior comment 1. We further note that your registration statement still discloses and anticipated public offering price between $4.00 and $6.00 per share. Paragraph 501(b)(3) of Regulation S-K requires that, where you offer securities for cash, you disclose the price to the public of the securities. As a reporting company, you are not eligible to disclose a bona fide estimate of the range of the maximum offering price in reliance on Instruction 1(A) to paragraph 501(b)(3). Pursuant to Instruction 2, if it is impracticable to state the price to the public you may explain the method by which the price is to be determined. However, based on the methodology described on the amended cover page, it does not appear it is impracticable to state the price to the public in this case. Accordingly, please revise the registration statement to state the price of the securities to the public.

We have revised the prospectus cover page to indicate a price per share of $5.00 per share throughout the Amendment No. 3.

Please contact the undersigned if you have further questions or comments regarding the Registration Statement as amended by pre-effective Amendment No. 3.

Sincerely,

/s/Gilbert J. Bradshaw

Gilbert J. Bradshaw

Managing Partner, Wilson Bradshaw LLP